UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309-3592

(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO filed on January 11, 2007 and all previous amendments thereto (the “Schedule TO”) by AirTran Holdings Inc., a Nevada corporation (“AirTran”). This Schedule TO Relates to the Offer (the “Offer”) by AirTran, through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran common stock”), of AirTran, comprised of $6.625 in cash and 0.5884 of a share of AirTran common stock on the terms and subject to the conditions described in the prospectus filed as Exhibit (A)(1)/A to the Schedule TO.

AirTran has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus, which is a part of the Registration Statement (the “Prospectus”), and the related Letter of Transmittal, which are Exhibits (A)(1)/A AND (A)(2)/A to the Schedule TO.

All of the information in the Prospectus and the related Letter of Transmittal, and any Prospectus Supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AirTran is hereby incorporated by reference.

Item 1

Item 1 Schedule TO is amended and supplemented as follows.

In the Offer to Exchange, the section captioned “Questions and Answers – Will I be taxed on the AirTran common stock and cash receive I receive?,” the fourth paragraph thereunder is deleted in its entirety and the following is substituted therefor:

BECAUSE TAX MATTERS ARE COMPLICATED, AIRTRAN AND GALENA RECOMMEND THAT YOU CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

In the Offer to Exchange, the section captioned “Question and Answers – What are the conditions of the offer?” the existing first paragraph is deleted in its entirety and the following substituted therefor:

What are the conditions of the offer?

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below under the section captioned “The Offer – Conditions of the Offer,” including the following:

•	the “minimum tender condition” – there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, including, without limitation, the Midwest notes as defined below, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•	the “rights redemption condition” – AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•	the “impairment condition” – Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•	the “regulatory condition” – any waiting periods under applicable antitrust laws shall have expired or terminated;

•	the “NYSE condition” – the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•	the “control share condition” – AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer.

•

the “business combination and fair price condition” – AirTran must be satisfied in its reasonable discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been rendered inapplicable to the offer and any second-step merger; and

•	the “registration statement condition” – the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

Item 2

Item 2 of Schedule TO is amended and supplemented as follows:

In the Offer to Exchange, following the table set forth in the section captioned “Comparative Historical and Pro Forma Per Share Data”, the following text is added as a footnote to such table: “The Midwest historical data set forth in this offer to exchange does not include fixed charges data or ratio of earnings to fixed charges data because Midwest has not filed such data with the SEC. The AirTran and Midwest proforma combined data set forth in this offer to exchange does not include fixed charges data or ratio of earnings to fixed charges data because the Midwest data needed to compile such proforma combined data has not been filed with the SEC. The information included in this prospectus which is based on the financial information of Midwest is based on Midwest’s published financial information in its filings with the SEC and includes all information which AirTran possesses or can derive without unreasonable effort or expense.”

Item 3

Item 3 of Schedule TO is amended and supplemented as follows:

The following text is added to the Offer to Exchange in the section captioned “Background and Reasons for the Offer – Background of the Offer” immediately following the existing last paragraph thereof:

On January 11, 2007, the same day as AirTran filed its Form S-4 and AirTran and Galena filed their Schedule TO with the SEC, Wisconsin counsel for AirTran and Galena hand delivered, among other things, requests pursuant to Rule 409 and Rule 437 to Midwest and its registered public accountants requesting their cooperation and, in the case of Midwest’s registered public accountants, their consent to the inclusion of their audit report in AirTran’s registration statement. Copies of such letters were also mailed to Midwest and its registered public accountants by certified mail. On January 16, 2007, Midwest by telephone and a faxed letter informed AirTran and Galena that Midwest had elected to mail the initial exchange offer materials pursuant to Rule 14d-5(a)(3). Pursuant to Midwest’s election to mail the exchange offer materials, such materials were delivered on January 16, 2007 to ADP for street distribution, and on January 18, 2007 the balance of the materials were delivered, pursuant to Midwest’s instructions, to McKenzie Partners for distribution to the remaining shareholders of Midwest.

On January 11, 2007, AirTran also conducted a conference call with investors to discuss the offer to exchange.

On January 18, 2007, AirTran issued and filed the following press release:

AIRTRAN AIRWAYS COMMENTS ON MIDWEST AIRLINES’ STAND-ALONE STRATEGY

- Airline Believes That Merger Will Benefit Shareholders of Both Companies –

ORLANDO, Fla. (January 18, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it has reviewed the stand-alone plan that Midwest Air Group released on January 10, 2007, in the face of AirTran’s exchange offer.

AirTran has stated on numerous occasions that it firmly believes that the best strategy for both AirTran Airways and Midwest Airlines is a merger that combines the strengths of both airlines and creates a stronger, high quality and truly national low-cost airline. After careful review of Midwest Airlines’ stand-alone plan, AirTran is even more convinced the proposal to combine the two airlines is the right course for the stakeholders of both companies. In fact, the Midwest plan in many ways highlights the AirTran reasoning.

•	The Midwest Airlines’ stand-alone plan includes a few basic components:

•	An agreement with Skywest Airlines to operate 15 older 50-seat regional jets under the Midwest Connect banner, with a possibility to add another ten aircraft.

•	The addition of two older MD-80 aircraft to the Saver Service fleet.

•	Reconfiguring the Saver Service all-coach product to include some number of 2x2 seating (a configuration that AirTran offers on every flight).

•	Six new destinations and up to 12 new routes, includes recently announced service from Milwaukee to Duluth.

•	A promise of a strategic review of other “significant value-enhancing opportunities” such as the replacement of the aging and inefficient MD-80 fleet.

The plan is essentially status quo and relies on older aircraft and outsourced regional jets, both expensive to operate and not well-suited for low-cost competition. The vulnerability of the Midwest Airlines’ stand-alone plan is that its success is heavily dependent on a benign competitive environment, maintaining significant fare premiums and favorable fuel costs. While these conditions may arise from time to time, they are unlikely to be sustainable.

Approximately 58 percent of Midwest’s revenue is concentrated in their top 20 markets, and nearly 25 percent comes from the top five markets. Midwest’s success is dependent on average fare premiums in markets like Milwaukee to Boston and Milwaukee to New York – where they currently provide the only nonstop service. These are markets likely to face competition in the future.

Milwaukee is one of the most underserved cities in the U.S., with 61 percent fewer seats per capita than a city like Memphis, Tenn., which is half its size. Not surprisingly, the lower-than-average capacity in Milwaukee has resulted in higher average fares in Milwaukee’s top 20 markets, fares which are 40 percent more than fares in Chicago (Midway). This disparity in both service and fares makes Milwaukee a prime candidate for increased competition which will have a negative impact on average fares. Historically, Midwest’s revenue and financial performance have suffered when competition increased at its primary hub.

Several reports issued by Wall Street analysts support this conclusion, Kevin Crissey, with UBS Investment Research, wrote, “We tend to agree with AirTran’s critical assessment of Midwest’s longer-term potential. Growing using regional jets is not particularly compelling and Midwest lacks an industry leading cost structure to really pursue the low fare model. In our view, Midwest is a well-liked, niche carrier with a second tier hub and few competitive advantages to allow for significant growth.” Ray Neidl, with Calyon Securities, wrote, “We believe a merger would make sense, given the two companies’ route networks are complementary with limited overlap, and combines AirTran’s strong East Coast presence with Midwest’s hubs in Milwaukee and Kansas City. There is also a strong fleet commonality between the carriers that creates significant cost synergies.” Helane Becker, with The Benchmark Company, in a research article on Midwest wrote, “We believe it would be difficult, however for [Midwest] to match the synergies that a merger with another airline would create.”

In a recent analyst call, AirTran executives were asked why AirTran Airways wouldn’t simply attack Midwest’s vulnerabilities to weaken the company. That is the opposite of what AirTran Airways wants to accomplish. The AirTran offer is not simply to purchase a fleet of aircraft or airport leases, but rather to merge two great airlines and incorporate the Midwest network, its employees and their expertise in brand management and customer service, the goodwill of its customers and the communities they serve – particularly Milwaukee and Kansas City. The value of the company is more than simply the hard assets; combining the strengths of Midwest Airlines and AirTran Airways will create one of the strongest airlines in the U.S. The beneficiaries of this combination are the shareholders, employees, customers and most certainly the communities served.

Midwest and Milwaukee need a plan that prepares them for changes in competition, lowers costs and builds a stronger, more competitive network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.

On January 19, 2007, AirTran sent the following letter to the holders of Midwest common stock and filed a press release with respect thereto:

January 18, 2007

Dear Midwest Shareholder,

We recently sent you information about AirTran Holdings, Inc.’s offer to exchange for $13.25 – consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock as determined as of the time of our offer – for each share of Midwest Air Group that you own. Please review those documents carefully and thoroughly. In this letter, we would also like to provide you with some background information, so that you may better understand why we are convinced that AirTran offers superior value for your investment.

For several months, AirTran has tried to engage Midwest management in discussions concerning the merits of combining the two companies and the benefits it would bring to all Midwest stakeholders. Midwest’s Board and management have, however, declined our requests to explore such a combination. Even after December 13th, when we made our proposal of October 20, 2006 public, the reply was that the “ball was in our court”. As we saw it, the next step was to bring our offer directly to you, so that you, the owners of Midwest, would have the opportunity to act in your own financial interests. We have now done so.

When you review AirTran’s offer (also available at http://www.airtran.com/midwest/default.aspx), you will see that it not only provides you with a significant premium to Midwest’s stock price before we made our offer public, but also that it offers you the upside potential of continuing to own shares in a combined AirTran and Midwest. We believe the merged company would be a stronger, truly national low-cost carrier offering a high quality product that would generate improved profit potential through a number of revenue and cost synergies. The combined carrier will be better able to succeed in an increasingly competitive environment; it would expand service in Milwaukee and Kansas City; and provide more low fares to more cities. We also expect the combined company to create more jobs and increase advancement opportunities for employees of both airlines, and increase the economic benefit of travel and tourism to the cities in which AirTran and Midwest currently operate.

By contrast, we ask you to read the strategic plan that Midwest filed on January 10, 2007 which demonstrates the Midwest management’s determination to continue Midwest as a standalone carrier. In our view, this would leave Midwest highly vulnerable to competitive incursions from both larger carriers with costs restructured in bankruptcy and to the inevitable expansion of low cost competition. We believe the effect of these increased levels of competition would be exacerbated by the relatively modest size of Midwest and the increasingly burdensome cost structure that its fleet of older, less fuel-efficient aircraft will entail. Moreover, if you look at Midwest’s record over the past five years, it is clear that existing management has been unable to achieve anything approaching consistent profitability. Is the possibility of more of the same really what you as a shareholder are comfortable with for the future?

A combination with AirTran will result in a carrier with not only a superior product but the fleet and cost structure to compete with anyone.

This is your opportunity to speak directly to your Board. Tender your shares pursuant to AirTran’s offer, and let your Board know that you want them to sit down and negotiate a merger agreement with AirTran.

If you have any questions about AirTran’s offer, we urge you to contact your broker, banker or other financial advisor, or Innisfree M&A Incorporated which is assisting us at (877) 456-3422.

Sincerely,

Joseph B. Leonard                                         Robert L. Fornaro

Chairman and Chief Executive Officer        President and Chief Operating Officer

On January 23, 2007, AirTran issued and filed the following press release:

AirTran Seeks Court Order to Compel Midwest to Release Shareholder List

Following Midwest’s Refusal to Comply with State Statute

– New York Supreme Court Orders Midwest to Show Cause For Why It Should Not

Release Midwest Shareholder List to AirTran –

ORLANDO, Fla. (January 23, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, said today that the management of Midwest Air Group, Inc. (AMEX: MEH) is attempting to thwart AirTran from communicating directly with the Midwest shareholders about its offer to merge the two airlines by refusing to comply with a New York State Law (Section 1315 of the Business Corporation Law), which requires Midwest to release its shareholder list to AirTran. As a result, AirTran has asked that the New York State Supreme Court direct Midwest to show cause as to why it does not have to comply with the New York Law. The Court has set a hearing on the action for January 30, 2007, at 11:00 AM.

AirTran said it is disappointed that Midwest is attempting to block AirTran from communicating with Midwest shareholders. AirTran is concerned that this is consistent with a pattern of intransigence in which the Midwest management and board has failed to provide transparency about the benefits of the merger to its shareholders, employees and the communities it serves since AirTran first presented its offer to Midwest on October 20, 2006. Midwest management has also refused to meet directly with AirTran in order to explore the benefits that such a merger could bring to the Midwest stakeholders.

AirTran, having taken its proposal directly to the Midwest owners by initiating an exchange offer, is urging shareholders to question why Midwest’s management continues to restrict the flow of information to its owners if it is so confident that its independent standalone plan would deliver more value to the Midwest shareholders than the AirTran proposal.

AirTran also noted that just this morning a well respected airline financial analyst from Calyon Securities commented, “We believe Midwest faces an uncertain future as a stand-alone carrier” noting its years of losses and its limited ability to modernize and expand and the serious threat posed by an “invigorated Northwest Airlines” refocusing its attention on Milwaukee. Midwest’s shareholders have a right to demand more from the Company than defensive legal maneuvering to interfere with the free flow of critical information.

“As owners of the airline, Midwest shareholders have a right to full and complete information about AirTran’s $13.25 exchange offer, which represents a premium of 61% over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer. The offer also offers shareholders a stake in a combined airline that will be stronger and more competitive. The two airlines have complementary routes and fleets, with the potential to grow at an expedited rate and generate an estimated $60 million in annual revenue synergies. AirTran strongly believes this is a level of growth that far exceeds what Midwest can accomplish under its standalone plan and that Midwest’s standalone plan leaves the company exceedingly vulnerable to competition to the detriment of its shareholders, employees and the Milwaukee community,” AirTran said.

“While we believe it is unfortunate that AirTran has been forced to bring this matter to a court of law, we intend to pursue this matter expeditiously as it is imperative that the Midwest shareholders be given the right to review AirTran’s offer and choose for themselves the best course of action for their company,” the company concluded.

On January 24, 2007, AirTran sent the following letter to the holders of Midwest common stock and filed a press release with respect thereto:

AirTran Sends Second Letter to Midwest Shareholders Comparing

Strengths of AirTran’s Offer to Prospects of Midwest’s Standalone Plan

ORLANDO, Fla. (January 24, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that Joe Leonard, AirTran’s Chairman and Chief Executive Officer, sent a letter to shareholders of Midwest Air Group (AMEX: MEH) comparing the strengths of AirTran’s offer to the prospects of Midwest’s standalone plan. The complete text of the letter is set forth below:

January 24, 2007

Dear Midwest Shareholder,

We recently sent you information about AirTran Holding Inc.’s offer to exchange $13.25 of value in cash and AirTran stock of each share of Midwest Air Group that you own. As we recommended in an earlier letter, please review the documents carefully and thoroughly because your decision will ultimately determined the future of Midwest. (These materials are also available at http://www.airtran.com/midwest/default.aspx.)

As you know, we have tried our best to discuss with Midwest the merits of combining our two companies to the benefit of our respective shareholders, employees, customers and the communities we serve, but to no avail. Thus, we were left with no choice but to bring our offer directly to you and provide you the opportunity to act in your own financial interests.

There are a few key items to focus on when weighing the strength of the AirTran proposal versus the prospects of the Midwest standalone plan. The Midwest plan is heavily reliant on a continued benign competitive environment, growth with older and less efficient aircraft and regional jets, favorable fuel prices and higher average fares; all of which makes Midwest vulnerable to competition. What their plan doesn’t do is address their vulnerabilities, specifically their revenue concentration (58% of their revenue is in their top 20 markets) and their aging fleet issues which they are compounding with the addition of outsourced regional jets and two more used MD80 aircraft. This plan simply doesn’t produce significant growth or prepare them to compete effectively in the future.

By contrast, the AirTran proposal addresses each of these issues and provides the revenue diversity, cost structure, aircraft and other benefits that Midwest, its constituents in Milwaukee and Kansas City, its employees and most important, you, the shareholder need and deserve. We believe the combination of AirTran and Midwest will create a highly efficient airline with a broad national network and quality product that can compete with any airline. The AirTran fleet plan will provide both the means to improve the efficiency of the current Midwest network and to expand service in Milwaukee and Kansas City, with brand new Boeing 737-700s which have the ability to reach any point in North America from either hub.

	Midwest Plan	AirTran Plan
FINANCIAL	No Sustained Profits since 2000; Inconsistent Results	Significant Premium Today; Improved Future Profit Potential
NETWORK & REVENUE DIVERSITY FLEET PLAN	Highly Concentrated Older Aircraft & Small Regional Jets	Broad National Network 60 Brand New, Highly Efficient Boeing 737’s
GROWTH	Minimal	Strong
COST STRUCTURE	Inferior To Low Cost Competitors	Industry Leading Cost Structure

1The comparisons are based upon the Exchange Offer filed by AirTran on January 11, 2007 and the Midwest Investor Presentation filed with the SEC on January 10, 2007. Investors are asked to carefully review both documents before taking any action.

Now it’s your chance to have your voice heard by the Midwest Board and Management: Tell them you want them to enter into negotiations with AirTran.

You can deliver that message by tendering your shares pursuant to our Offer.

If you have any questions about AirTran’s offer, we urge you to contact your broker, banker, or other financial advisor, or Innisfree M&A Incorporated, which is assisting us, at (877)456-3422.

Sincerely,

Joe Leonard

Chairman and

Chief Executive Officer

On January 25, 2007, Midwest filed with the SEC, pursuant to Rule 14D-9 under the Exchange Act, a statement recommending that Midwest shareholders reject the offer to exchange and not tender their Midwest Shares in the offer to exchange. In its statement, Midwest discloses the following as its reasons for its unfavorable recommendation:

•	The Midwest board of directors does not believe that the offer to exchange fully reflects the long-term value of Midwest’s strategic plan.

•	The Midwest board of directors believes that the timing of the offer to exchange is opportunistic and that the offer to exchange is disadvantageous to Midwest’s shareholders.

•	The value of the consideration being offered under the offer to exchange is uncertain and highly dependent on the value of the common stock of AirTran.

•	The Midwest board of directors believes that AirTran’s plan to serve the interests of constituencies of Midwest other than its shareholders creates uncertainty about how such interests would actually be served by the combined company.

•	The industry experience of the Midwest board of directors and its familiarity with the business, financial condition, prospects and strategic plan of Midwest and the nature of the airline industry.

On January 26, 2007, AirTran issued and filed the following press release:

AirTran Urges Midwest Shareholders to Tender their Shares Following Midwest’s

Rejection of Exchange Offer

ORLANDO, Fla. (January 25, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it is extremely disappointed that Midwest has again unilaterally rejected AirTran’s offer to combine the two airlines, without even having the benefit of holding direct talks with AirTran to explore the strategic and financial logic of such a merger.

“Despite the benefits that a combined AirTran and Midwest would bring to our respective shareholders, employees and the greater Milwaukee community, Midwest has continued to decline to meet with us to negotiate an agreement,” said Joe Leonard, AirTran’s chairman and chief executive officer. “We believe that the Midwest Board and management have been negligent in meeting their fiduciary obligations to the Midwest shareholders, and we urge the company’s owners to tender their shares to let the Board and management of Midwest know that they want Midwest to explore the merits of the merger.”

AirTran’s offer to exchange $13.25 of value in cash and AirTran stock for each share of Midwest for $13.25 per Midwest share represents a premium of 61 percent over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer.

“With today’s demands that corporate governance be of the highest caliber, strictly adhering to the best interests of shareholders, we are surprised that Midwest’s Board would act in such a precipitous manner and again decline to evaluate our offer without even discussing it with us,” said Mr. Leonard. “Our offer not only grants shareholders a significant premium, it enables the existing Midwest owners to continue to have an equity interest in a airline better positioned to compete in a consolidating industry, with lower costs and a stronger more diversified route network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which, when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.”

On January 29, 2007, AirTran issued and filed the following press release:

AirTran Holdings, Inc., Reports Full Year 2006 Profit

– Revenues Grow By Over 30 Percent on a 23.7 Percent Increase in Capacity –

– Annual Operating Revenues Top $1.8 Billion –

ORLANDO, Fla., Jan. 26 /PRNewswire-FirstCall/ — AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported net income of $15.5 million for the full year 2006 or $0.17 per diluted share. For the fourth quarter, AirTran reported a net loss of $3.3 million or $0.04 per diluted share.

For the full year and fourth quarter of 2005, AirTran reported net income of $8.1 million or $0.09 per diluted share and $0.4 million or breakeven per diluted share, respectively.

“The year 2006 was very challenging with our average fuel prices again rising over 20 percent for the third year in a row,” said AirTran Airways’ chairman and chief executive officer Joe Leonard. “I am very proud of the tremendous effort from all of our Crew Members here at AirTran Airways. Their hard work and dedication has resulted in our eighth consecutive profitable year despite these difficult conditions.”

During the fourth quarter, capacity grew by 20.2 percent and traffic rose by 16.1 percent, resulting in a load factor of 69.0 percent, a 2.5 point decline year over year. Revenues for the fourth quarter grew 12.7 percent. For the full year, capacity increased by 23.7 percent and passenger revenues grew by 30 percent, which resulted in a 5.2 percent increase in unit revenue.

Commenting on the fourth quarter, AirTran Airways’ president and chief operating officer, Bob Fornaro, said, “While we were profitable in November and December, these profits were insufficient to offset our losses in October.” Fornaro went on to say, “We are encouraged by lower capacity levels in our markets and by recent declines in fuel prices as we go into the first quarter of 2007.”

AirTran Airways reduced its unit operating costs by 5.6 percent in the fourth quarter primarily as a result of a 7.7 percent decline in fuel prices. In addition, non-fuel unit costs decreased by 4 percent to 5.94 cents.

Stan Gadek, AirTran Airways’ chief financial officer, said, “I am pleased that for the fifth consecutive year we have lowered our non-fuel unit costs, and that this quarter’s non-fuel unit costs came in below six cents per seat mile. Our ability to deliver a high quality product with an industry leading cost structure is one of our company’s great assets.”

Recent highlights of AirTran Airways’ accomplishments include:

•	Took delivery of twenty new Boeing 737-700 aircraft and two new 717-200 aircraft in 2006.

•	Secured financing on all 2007 aircraft deliveries.

•	Closed on new financing for aircraft pre-delivery deposits for 2008 aircraft deliveries.

•	Initiated new service to White Plains, N.Y., and Seattle, Wash. in 2006.

•	Launched over 20 new non-stop routes in 2006.

•	Announced the airline will begin service to Newburgh, N.Y., Daytona

•	Beach, Fla., Phoenix, Ariz., San Diego, Calif., and St. Louis, Mo. in 2007.

•	Announced over 15 new non-stop routes in 2007.

•	Created over 700 new jobs throughout our network in 2006.

AirTran Holdings, Inc., will conduct a conference call to discuss quarterly results today at 10:00 a.m. Eastern Standard Time. A live broadcast of the conference call will be available via the internet at http://www.airtran.com.

On February 1, 2007, Galena and AirTran New York, LLC, a wholly owned subsidiary of AirTran, sent notices to Midwest of their intention to propose three nominees for election to the board of directors of Midwest. The notices identified the proposed nominees as John Albertine, Jeffrey Erickson, and Charles Kalmbach. That same day, AirTran issued a press release announcing both its slate of nominees as well as an extension of the expiration date for its exchange offer to March 8, 2007 at 12:00 midnight, New York City time. The press release also announced that AirTran had sent a letter to the identifiable shareholders of Midwest regarding such announcements.

Item 4

Item 4 of Schedule TO is amended and supplemented as follows:

In the Offer to Exchange under the section captioned “Risk Factors – Forward-Looking Information” the first sentence thereof is deleted in its entirety and the following text is substituted therefor:

Certain of the statements contained herein should be considered “forward-looking statements.”

In the Offer to Exchange under the section captioned “Risk Factors – Forward-Looking Information” the last sentence thereof is deleted in its entirety and the following text is substituted therefor:

Subject to the obligations of AirTran and Galena under Rule 14d-6(c) to promptly disclose any material change in the offer to exchange and related materials, AirTran and Galena assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates.

In the Offer to Exchange under the section captioned “Risk Factors – Risk Factors Relating to the Offering” an additional paragraph is added to the second risk factor such that such risk factor reads as follows:

AirTran’s verification of the reliability of the Midwest information included in, or omitted from, this prospectus and offer to exchange, pursuant to AirTran’s due diligence review of Midwest has been limited by Midwest’s refusal to provide AirTran with the accounting and other records necessary for AirTran to fully assess the financial and operating condition of Midwest.

In respect of all information relating to Midwest presented in, incorporated by reference into or omitted from this prospectus, AirTran has relied upon publicly available information, including information publicly filed by Midwest with the SEC. Although AirTran has no knowledge that would indicate that any statements contained herein regarding Midwest’s condition, including its financial or operating condition based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue, AirTran was not involved in the preparation of such information and statements. For example, AirTran has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus that have necessarily involved AirTran’s estimates with respect to Midwest’s financial information. Any financial, operating or other information regarding Midwest that may be detrimental to AirTran following AirTran’s acquisition of Midwest that has not been publicly disclosed by Midwest, or errors in AirTran’s estimates due to the lack of cooperation from Midwest, may have an adverse effect on the benefits AirTran expects to achieve through the consummation of the offer.

After reasonable efforts, AirTran has been unable to obtain the consent of Midwest’s registered public accounting firm, which is necessary for the filing of their audit report with respect to the financial statements of Midwest for the periods presented in the prospectus.

On January ___, 2007, under Section 7(a) of the Securities Act and Rule 437 promulgated thereunder, AirTran filed with the SEC a request for a waiver of the requirement to include the consent of Midwest’s registered public accounting firm in AirTran’s registration statement. If such waiver request is granted, the SEC will permit AirTran’s registration statement to be declared effective without the consent of Midwest’s registered public accounting firm, which consent would otherwise be required under Section 7(a) of the Securities Act. The absence of such consent may limit recovery by investors on certain claims, and limit the ability of investors to assert claims against Midwest’s registered public accounting firm, under Section 11 of the Securities Act, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements.

Likewise, the sections of the prospectus containing Midwest financial information or information derived therefrom may, nonetheless, remain expertised under Section 11(b)(3)(c) of the Securities Act so as to provide a “due diligence” defense to third parties involved in the offer to exchange based on any claims asserted in connection with the offering of AirTran securities as part of such offer to exchange.

In the Offer to Exchange under the section captioned “The Offer – Overview” the third paragraph prior to the last paragraph of such section is deleted in its entirety and the following text is substituted therefor:

AirTran’s obligation to exchange shares of AirTran’s common stock and cash for shares of Midwest common stock pursuant to the offer is subject to several conditions referred to below under “The Offer – Conditions of the Offer,” including the minimum tender condition, the rights redemption condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition, as well as the other conditions that are discussed below.

In the Offer to Exchange under the section captioned “The Offer – Extension, Termination and Amendment” the third paragraph thereof is deleted in its entity and the following text substituted therefor:

AirTran’s rights to waive conditions “at any time or from time to time” generally will be limited to waivers of conditions and determination as to the satisfaction of conditions which are made prior to the expiration of the offer, including all extensions of the offer. However, conditions which are requirements of law or which relate to requirements of law may be conditions subsequent to the offer. For example, if Galena has accepted, but not paid for, Midwest Shares in the offer, AirTran or Galena may terminate the offer and not exchange Midwest Shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

In the Offer to Exchange under the section captioned “The Offer – Exchange of Midwest Shares; Delivery of AirTran Common Stock and Cash” the three paragraphs thereunder are deleted in their entity and the following text is substituted therefor:

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AirTran will cause Galena to accept for exchange, and Galena will exchange, Midwest Shares validly tendered and not properly withdrawn promptly after the expiration date. In addition, subject to applicable rules of the SEC, AirTran and Galena expressly reserve the right to delay acceptance for exchange of, or the exchange of, Midwest Shares in order to comply with any applicable law. In all cases, exchange of Midwest Shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those Midwest Shares and certificates for associated Rights if separately certificated (or a confirmation of a book-entry transfer of those Midwest Shares in the exchange agent’s account at The Depository Trust Company, referred to as DTC, a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, Galena will be deemed to have accepted for exchange Midwest Shares validly tendered and not withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those Midwest Shares pursuant to the offer. The exchange agent will deliver cash and AirTran common stock in exchange for Midwest Shares pursuant to the offer and cash instead of fractional shares of AirTran common stock promptly after receipt of such notice. The exchange agent will act as your agent for the purpose of receiving AirTran common stock and cash from Galena, selling the aggregate fractional shares of AirTran common stock issued pursuant to the offer in the open market for cash (as discussed below) and transmitting such stock and cash to you. You will not receive any interest on any cash that Galena pays you, even if there is a delay in making the exchange.

If Galena does not accept any tendered Midwest Shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Midwest Shares than are tendered, Galena will return certificates for such unexchanged Midwest Shares without expense to the tendering holder or, in the case of Midwest Shares tendered by book-entry transfer of such Midwest Shares into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section captioned “The Offer – Procedure for Tendering,” those Midwest Shares will be credited to an account maintained within DTC promptly following expiration or termination of the offer.

In the Offer to Exchange under the section captioned “The Offer – Material Federal Income Tax Consequences” the second paragraph thereof is deleted in its entirety and the following text is substituted therefor:

In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction, AIRTRAN AND GALENA RECOMMEND THAT MIDWEST SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE SECOND-STEP MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

In the Offer to Exchange under the section captioned “The Offer – Conditions to the Offer” the first paragraph is deleted in its entirety and the following text is substituted therefor:

Conditions of the Offer

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below, including the following:

•	the “minimum tender condition” – there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, including, without limitation, the Midwest notes as defined below, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•	the “rights redemption condition” – AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•	the “impairment condition” – Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•	the “regulatory condition” – any waiting periods under applicable antitrust laws shall have expired or terminated;

•	the “NYSE condition” – the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•	the “control share condition” – AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer.

•	the “business combination and fair price condition” – AirTran must be satisfied in its reasonable discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been rendered inapplicable to the offer and any second-step merger; and

•	the “registration statement condition” – the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

In the Offer to Exchange under the section captioned “The Offer-Nominations to the Midwest Board of Directors; Proxy Contest” the existing first paragraph thereof is deleted in its entirety and the following text is substituted therefor:

If AirTran and Galena elect not to pursue a negotiated transaction, or if AirTran and Midwest are unable to agree upon a negotiated transaction, AirTran or Galena or another affiliate of AirTran may engage in a proxy contest to elect directors whose term is expiring or whose seat is to be filled at the next annual (or any special) meeting of the shareholders of Midwest. On February 1, 2007, Galena and AirTran New York, LLC, a wholly owned subsidiary of AirTran, sent notices to Midwest of their intention to propose three nominees for election to the board of directors of Midwest. The notices identified the proposed nominees as John Albertine, Jeffrey Erickson, and Charles Kalmbach. Information regarding AirTran nominees and description of their direct or indirect interests in any solicitation, by security holdings or otherwise, is contained in a Form 425 filed by AirTran with the SEC and will be contained in a Schedule 14A in connection with any solicitation of proxies AirTran and Galena believe that, subject to fulfillment of the fiduciary duties that such nominees would have as directors of Midwest, such nominees would consider taking action to remove certain obstacles to the shareholders of Midwest determining would have as directors of Midwest, such nominees would consider taking action to remove certain obstacles to the shareholders of Midwest determining whether to accept the offer or otherwise consummate the offer and the merger, including taking action to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the offer and the merger).

Item 5

Item 5(a) of Schedule TO is amended and supplemented as follows:

(a) Neither AirTran, nor, to the best of AirTran’s knowledge, after due inquiry, any of AirTran’s directors, executive officers or affiliates has since January 11, 2004 had any transaction with Midwest or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A. Galena, which is an affiliate of AirTran, purchased 100 shares of Midwest on January 10, 2007. To the best of Galena’s knowledge, after due inquiry, none of its directors or executive officers have since January 11, 2004 had any transaction with Midwest or any of its executive officers, directors or affiliates that would require disclosure.

Item 11

Item 11(a) of Schedule TO is amended and supplemented as follows:

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither AirTran, nor, to the best of AirTran’s knowledge, after due inquiry, any of AirTran’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with Midwest or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS, INC.

By:	/s/ Richard P. Magurno
Richard P. Magurno
Senior Vice President, General Counsel and Secretary

Date: February 2, 2007

INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer. (1)

(a)(2)	Form of Letter of Transmittal. (1)

(a)(3)	Form of Notice of Guaranteed Delivery.(1)

(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.(2)

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007. (1)

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest. (1)

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006. (1)

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006. (1)

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006. (1)

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006. (1)

(a)(19)	Text of presentation provided to investors during the conference call on January 11, 2007.(3)

(a)(20)	AirTran Press Release dated January 18, 2007. (2)

(a)(21)	Transcript of AirTran conference call of January 11, 2007. (2)

(a)(22)	AirTran Press Release dated January 19, 2007. (2)

(a)(23)	AirTran Press Release dated January 23, 2007. (2)

(a)(24)	AirTran letter to Midwest shareholders dated January 24, 2007. (2)

(a)(25)	AirTran Press Release dated January 24, 2007. (2)

(a)(26)	AirTran Press Release dated January 25, 2007. (2)

(a)(27)	AirTran Press Release dated January 26, 2007. (2)

(a)(28)	AirTran Press Release dated February 1, 2007. (2)

(a)(29)	AirTran Investor Presentation dated February 1, 2007. (2)

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (1)

(1)	Incorporated by reference from Amendment No. 1 to AirTran’s Registration Statement on Form S-4 filed on February 2, 2007.

(2)	Previously filed.

(3)	Incorporated by reference from AirTran’s Rule 425 filing on January 11, 2007.